PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

April 15, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jeffrey Riedler

Jennifer Riegel

Suzanne Hayes

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2008

Filed June 3, 2008

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated March 16, 2009 on the above-referenced filing.  Set forth below are the Company's responses to the staff’s comments, for the staff’s convenience, any additional comments are underlined:

Form 10-K filed on June 3, 2008

Item 11.  Executive Compensation

Compensation Discussion and Analysis, incorporated from page 15 of the proxy statement

1.

We note your response to prior comment 1 regarding your benchmarking of the aggregate level of executive compensation, as well as the mix of elements used to compensate your executive officers.  Please revise to provide the following additional information,

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Please disclose the specific “mix of elements” of compensation that you benchmark.

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For the aggregate level of executive compensation and each specific element which you benchmark, please disclose how your compensation compares to the benchmarked companies.  Additionally, disclose whether elements of any of your Named Executive Officer’s compensation were adjusted based on the comparison with the peer companies.

RESPONSE:  We acknowledge the comment and, as requested, in future filings the Corporation will expand the disclosure under Compensation Discussion and Analysis to address the forgoing comments under this comment.  The expanded discussion will include additional disclosure similar to the following:

At the request of the Compensation Committee, a compensation benchmarking analysis was conducted to assist in the determination of appropriate executive compensation for fiscal 2007 and fiscal 2008. Two groups of peer companies were researched: comparable companies located in South Florida and other Catalog/Direct Mail Retailers (based on the nature of the Company’s business).

Below is a list of each group:

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South Florida companies:

National Beverage Corp., Geo Group Inc., Tarragon Corp., Answerthink Inc., Perry Ellis International Inc., Bluegreen Corp., Levitt Corp., Eclipsys Corp., and Beasley Broadcast Group Inc.

Catalog/Direct Mail Retailers:

1800Contacts, Drugstore.com Inc., Overstock.com Inc., 1-800-Flowers.com Inc., and Blue Nile, Inc.

The information gathered about the peer companies was as follows: with respect to corporate data - market capitalization, annual revenue, and annual earnings per share.  The specific mix of elements of compensation that were benchmarked included: annual salary, bonuses, and stock based compensation (which included both stock options and restricted stock).

Averages of each of the above categories were calculated.  Our Company’s data was then compared to the averages of the comparable companies’ data.  Based on the results of the above benchmarking study the CEO’s salary was increased in March 2007 from $250,000 to $450,000, and the Chief Financial Officer’s (“CFO”) salary was increased in June 2007 from $147,940 to $200,200.  An average ratio, which was approximately 60% of the peer group average, was determined by the Board based on the collected data and that ratio was applied to determine a guideline for executive compensation for both the CEO and the CFO.

2.

We note your response to prior comment 2 regarding the individual and corporate goals set by the compensation committee.  Please revise to provide the following additional information.

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Please revise your discussion of your Chief Financial Officer’s goals to disclose the specific minimum and/or target goal(s) established for each general goal you disclose.  For example, please disclose the amount of net revenue, amount of operating profit, the percentage of general and administrative expenses as a percentage of sales and the percentage or numerical standard set to measure employee turnover.

RESPONSE:  We have not provided disclosure of the amount of each target goal (as defined herein) that is considered for determination of compensation to the executive officers for two main reasons.  Firstly, because of the dependency on marketing efforts (i.e., advertising environment), such targets are reasonably difficult to forecast.   The Company's advertising consists primarily of television advertising, internet marketing, and direct mail/print advertising. The Company purchases remnant space for its television, and some on-line, advertising, meaning that its advertisements will appear only if there is space.  Thus depending on the advertising environment, it is often difficult to predict availability, which obviously results in a direct impact to the achievability of the target goals.

Secondly, such disclosure could result in competitive harm to the Company and, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which references Rule 24b-2 ("Rule 24b-2") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, 17 C.F.R. 24b-2, we would be eligible to seek confidential treatment of such disclosure.

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, or any other factors or criteria involving confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. Instruction 4 to Item 402(b) of Regulation S-K provides that, in determining whether disclosure would cause competitive harm, registrants should use the same standard that would apply when a registrant requests confidential treatment of confidential commercial or financial information pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended, and Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) promulgated thereunder (“Exemption 4”). Exemption 4 protects from disclosure, among other things, “commercial

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or financial information obtained from a person [that is] privileged or confidential.” 17 C.F.R. § 200.80(b)(4) (2008). This test was first articulated in National Parks & Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974), and has been consistently followed. See, e.g., CNA Financial Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987).

We believe that the targets goals fit within the three-prong test under the FOIA Exemption 4 because they are (i) commercial or financial information, (ii) obtained from a person and (iii) privileged or confidential.

Although there is no enumerated test to determine when information is commercial or financial in nature, in the context of Exemption 4 courts have consistently held that the terms “commercial” and “financial” should be given their ordinary meanings.  See Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

The Company’s corporate performance target goals include the following: (1) amount of net revenue, (2) amount of operating profit, (3) the percentage of general and administrative expenses as a percentage of sales, and (4) the percentage or numerical standard set to measure employee turnover (an internal minimum employee turnover target).  Two of the target goals, net revenue and operating profit, are based on internal, proprietary metrics performance measures calculated using a complex financial model. They represent commercial and financial information that is crucial to the Company’s ability to compete in its industry, the pet pharmacy industry, and, accordingly, the target goals fall within the traditional scope of "commercial and financial" information and meet the first exemption criterion under the FOIA.

The definition of the term "person" includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. Section 551(2)). Because the definition of the term "person" includes a corporation, the target goals satisfy the second prong of the test for confidentiality under the FOIA Exemption 4 as the target goals are generated by the Company.

Finally, commercial or financial information is “confidential” and may be withheld from public disclosure under Exemption 4 to the FOIA if it is not the type of information usually released to the public and is the type that, if released, is likely to cause substantial harm to the competitive position of the person from whom the information is obtained.  See, e.g.,  Continental Stock Transfer & Trust Co. , 556 F.2d at 375;  National Parks & Conservation Ass’n v. Kleppe , 547 F.2d 673 (D.C. Cir. 1976);  Morton , 498 F.2d at 770;  Braintree Elec. Light Dep’t v. Department of Energy , 494 F. Supp. 287 (D.D.C. 1980). It should be noted that actual competitive harm need not be demonstrated; only evidence of actual competition and the “likelihood of substantial competitive injury is all that need be shown.”  Landfair v. United States Dep’t of Army, 645 F. Supp. 325, 328 (D.D.C. 1986) (citing Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1980)).

The Company is a pet pharmacy.  The Company’s competitors consist primarily of veterinarians, and other mail-order and online retailers of pet medications and other pet health products, all privately-held entities.  While there is one traditional retailer that is a public entity, the part of its business which is in competition with the Company is not substantial, and their public disclosures are not detailed in this area.  However, the pet pharmacy industry is a highly competitive market where entities routinely attempt to gain an advantage over their competitors. The Company believes that the target goals constitute “confidential” information within the meaning of Exemption 4 because the disclosure of the target goals could cause substantial harm to the Company’s competitive position.

The disclosure of the target goals would give the Company’s competitors substantially greater insight into what the Company views as its competitive advantage — information about its strategic business goals. The composition and workings of the target goals represent a valuable management tool for the Company, and the disclosure of this information would enable competitors to analyze how the Company structures its internal business goals, including pricing to acquire products and pricing to its customers, and would allow these competitors to use this information to compete with the Company in operations and sales. By disclosing its target goals, the Company would lose its competitive advantage, which, in turn, would result in the loss of market share. In addition, the Company does not have similar information about its competitors, some of which do not disclose such information in their

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Compensation Discussion and Analysis or are not pubic entities, which also places the Company at a significant competitive disadvantage and results in competitive harm to the Company.

It should also be noted that the target goals do not represent the type of information that is usually released to the public. During the period of time over which these target goals have been used as a performance measure, the target goals have not been publicly disclosed by the Company. When Congress enacted the commercial and financial exemption to the FOIA, its goal was to encourage cooperation by those persons who are not required to provide information to the government and to protect the rights of those persons who must do so.  See Morton, 498 F.2d at 769. By disclosing the target goals, the Company’s rights would not be protected. Its financial and competitive health would be put in jeopardy by complying with the securities laws.

In addition, the Company believes that the target goals are not material for the protection of investors, and preserving the goals as confidential information would have no adverse affect on an investor’s ability to make an informed decision about an investment in the securities of the Company. The annual report for the year ended March 31, 2008 filed by the Company with the SEC provides investors with sufficient information that is necessary to an understanding of the Company’s compensation policies and decisions regarding the compensation of its executive officers. Similarly all future annual reports will do so. For all the foregoing reasons, the Company satisfies the third requirement under Exemption 4 of the FOIA.

As discussed above, because of the Company’s dependency on advertising which is unpredictable, the Company’s target goals are reasonably difficult to forecast, and in addition, the disclosure of the target goals would cause substantial harm to the Company’s competitive position.  Thus, the Company believes that under Exemption 4 the target goals represent confidential information that should not be disclosed in its Compensation Discussion and Analysis.

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Additionally, you should describe the committee’s analysis as to whether, and to what extent, each of these goals were achieved.  It appears that each of the above goals was rated quantitatively on a scale from 1 to 5.  Please disclose the final rating for each goal.  To the extent that each Named Executive Officer received an individual rating related to the Qualitative Review, each officer’s rating should be disclosed.

RESPONSE: We acknowledge the comment and, as requested, in future filings the Corporation will expand the disclosure under Compensation Discussion and Analysis to address the forgoing comments under this comment.  The expanded discussion will include additional disclosure similar to the following:

On an annual basis, a forecast (budget) is presented to the Board of Directors, and this annual forecast is discussed and must be approved by the Board.  The annual forecast serves as a baseline for the Company’s performance goals, including those of the executive officers.

The Chief Financial Officer’s (“CFO”) annual compensation package is comprised of salary, bonus and stock based compensation.  The package is determined preliminarily by the Company’s Chief Executive Officer (CEO”), and as of June 2007 the CFO’s annual compensation package was increased to make it comparable to the packages as benchmarked (discussed previously).  Currently on an annual basis, the CEO together with the CFO determines performance-based goals for the CFO at the beginning of the fiscal year.

For Fiscal 2008, the CFO’s goals, on a percentage basis, included:  Net Revenue (22.5%), Operating Profit (22.5%), Qualitative Review (10%), with all three - “the higher the better,” and General and Administrative Expenses as a Percentage of Sales (25%) and Employee Turnover (20%), with both –“the lower the better.”  The goals of Net Revenue and Operating Profit are company-wide goals and the criteria are based annually on the board-approved forecast (budget). The Qualitative Review is also a company-wide “goal” and is based on reviews submitted by peers and subordinates with respect to the following criteria: Work Product (Quality, Consistency, Timeliness, Initiative, Adaptability, and Resourcefulness); Personal Integrity; Work Ethics; and Focus/Interpersonal Skills. The goal of minimizing the General and Administrative Expenses as a percentage of sales criteria is based on the board-approved forecast (budget).

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The method used provides planned objectives that can be determined quantitatively on a scale of 1 to 5, apportioning weight to each goal as a percentage (totaling 100%) and based on the final ratings, awarding a percentage increase in salary, at a previously predetermined amount.  For example a rating of a 3 is meeting the predetermined goal.  With respect to the CFO’s annual compensation package for the Fiscal Year ended March 31, 2008, the below chart reflects his goals, and the weight placed and rating received on each goal. The total represents the weight multiplied by the rating.  The CFO’s overall total rating was 3.23.

Goal	Weight	Rating	Total
Net Revenue	22.5%	1.33	0.30
Operating Profit	22.5%	5.00	1.13
Qualitative Review	10%	4.91	0.49
General & Administrative Expenses as a percentage of sales	25%	1.88	0.47
Employee Turnover	20%	4.21	0.84
Total			3.23

Based on all of the above criteria, it was determined that the CFO had met or exceeded his goals.

Determination of the CEO’s annual compensation does not include a qualitative review.  The CEO’s annual compensation package is comprised of salary and stock based compensation determined by the Compensation Committee of the Board of Directors.  The CEO’s compensation package is determined by the terms of the CEO’s employment contract (current term: March 17, 2007 to March 16, 2010).  To determine the appropriate contract renewal terms for the Company’s CEO, the chairpersons of the compensation and audit committees conducted an in-depth review of the benchmarking data (previously discussed), which included comparable performing companies.  The committee also reviewed the compensation portions of the CEO’s initial contract and then-existing contract.  Additionally, the committee reviewed the Company’s performance during the CEO’s tenure and the financial and strategic goals that the CEO had set forth and presented to the Board each fiscal year (internal goals that are based on board-approved forecast (budget).  Furthermore, a determination was made as to whether those goals had been missed, met, or exceeded.

At the time the terms of the current contract for our CEO were determined, it was determined based on the above, that the CEO had indeed met or exceeded the financial and strategic goals, focused on Net Revenue and Operating Profit of the Company, and that he was instrumental in getting the Company to where it was at the time. The committee then sought to develop a contract renewal that was both fair to our Company and that would recognize our CEO’s significant contribution to the success of our Company.

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We note that you state that based on the final ratings, the company awards a percentage increase in salary at a previously determined amount.  Please disclose the predetermined amount and the percentage increase in salary established for each rating.

RESPONSE: With respect to the CFO’s annual compensation package, for the Fiscal Year ended March 31, 2008, a total rating of 1 earned no raise; a total rating of 2 earned a 4.0% raise; a total rating of 3 earned a 6.0% raise; a total rating of 4 earned a 9.0% raise; and a total rating of 5 earned a 12.0% raise.  Based on the above-indicated total of 3.23, the CFO earned a 6.68% raise in annual salary. This was not applicable to the CEO’s annual compensation package.

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It appears that stock based compensation is determined in a similar manner.  Please provide more information regarding the determination of the size of the stock awards.  For example, if the size of the stock award is based on the final rating, please disclose the number of shares established for each rating.

RESPONSE: For the Fiscal Year ended March 31, 2007, the Company’s CFO was awarded 7,500 restricted stock shares based on the benchmarking analysis mentioned above. With respect to the CFO’s annual stock based

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compensation for the Fiscal Year ended March 31, 2008, he was awarded 8,250 restricted stock shares, a 10% increase based on the above rating of a 3.23.  A predetermined scale was set in advance and any rating between 4 and 5 points earned a 15% increase, between 3 and 4 points earned a 10% increase, between 2 and 3 points earned a 5% increase, and between 1 and 2 points no increase.

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Please disclose the specific company-wide goal determined by management for the annual bonus and whether the bonus was increased based on achievement of these goals.

RESPONSE: The annual bonus is based on a company-wide goal determined by management.  A minimum bonus is determined and the bonus pool can increase depending on exceeding the goal.  This bonus pool is then distributed to all employees, except for the CEO.  The distribution amount is based on position and time of service.

For Fiscal 2008, the bonus was based on the Company’s reorder sales as a percentage of prior period’s total sales.  The bonus pool was established at $25,000, the prior year’s total bonus, and for every 1% in excess of the 80% goal an additional $5,000 was added to the total bonus pool.  For Fiscal 2008, the Company’s reorder sales as a percentage of prior period’s total sales were 83%.  Therefore, the total bonus pool for Fiscal 2008 was $40,000, which was shared with all employees, except for the CEO.  As indicated, this was not applicable to the CEO’s annual compensation package.

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Please disclose the minimum bonus established for your Chief Financial Officer.

RESPONSE: There was no minimum bonus established for our CFO.  His bonus is based on the same criteria, listed above, as is used to determine the bonuses for all eligible employees, specifically, proportionally based on each eligible employee’s years of service and annual compensation (which is based on each employee’s position).

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We note that you amended your employment agreement with your Chief Executive Officer on February 27, 2007.  Please confirm whether the “in-depth review of the benchmarking data” was done in the same process and used the same peer companies that the committee used to establish 2008 compensation.  If there were differences in the process and/or peer companies, please describe the differences.

RESPONSE: The “in depth review of the benchmarking data” was done in the same process and the same peer companies were used as well.  Reference is made to the disclosure under comment 1 above.

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Please provide specific information about the financial and strategic goals that your Chief Executive Officer met or exceeded when the terms of his current employment contract were determined.

RESPONSE: We acknowledge the comment and, except as to the first bullet point comment as addressed above, in future filings the Corporation will expand the disclosure under Compensation Discussion and Analysis to address the forgoing comment under this comment 2.  The expanded discussion will include additional disclosure similar to the following.

Determination of the CEO’s annual compensation does not include a qualitative review.  The CEO’s annual compensation package is comprised of salary and stock based compensation determined by the Compensation Committee of the Board of Directors.  The CEO’s compensation package is determined by the terms of the CEO’s employment contract (current term: March 17, 2007 to March 16, 2010).  To determine the appropriate contract renewal terms for the Company’s CEO, the chairpersons of the compensation and audit committees conducted an in-depth review of the benchmarking data (previously discussed), which included comparable performing companies.  The committee also reviewed the compensation portions of the CEO’s initial contract and then-existing contract.  Additionally, the committee reviewed the Company’s performance during the CEO’s tenure and the financial and strategic goals that the CEO had set forth and presented to the Board each fiscal year (internal goals that are based on board-approved forecast (budget)).  Furthermore, a determination was made as to whether those goals had been missed, met, or exceeded.

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At the time the terms of the current contract for our CEO were determined, it was determined based on the above, that the CEO had indeed met or exceeded the financial and strategic goals, focused on Net Revenue and Operating Profit of the Company, and that he was instrumental in getting the Company to where it was at the time. The committee then sought to develop a contract renewal that was both fair to our Company and that would recognize our CEO’s significant contribution to the success of our Company.

Executive Compensation, incorporated from page 18 of the proxy statement

3.

We note that your summary compensation table only includes executive compensation for your fiscal year ended March 31, 2008.  Please revise to provide the information for all required years.  See Item 402(c)(1) of Regulation S-K.

RESPONSE: We acknowledge the comment and, as requested, in future filings the Corporation will disclose executive compensation under the summary compensation table for the prior three years.

Item 15.  Exhibits and Financial Statement Schedules, page 48

4.

We note your response to prior comment 4 regarding your employment letter dated May 30, 2001 with Bruce S. Rosenbloom, your Chief Financial Officer.  Please note that we will not be able to clear this comment until a copy of this agreement has been filed.

RESPONSE:  We acknowledge the comment and, as requested, we have filed the employment letter dated May 20, 2001 in a Form 8-K dated April 7, 2009.

The Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comment.

Sincerely,

/s/ Bruce S. Rosenbloom

Bruce S. Rosenbloom

Chief Financial Officer

cc: Roxanne K. Beilly, Esq.